December 5, 2017

Via EDGAR

H. Roger Schwall

Assistant Director

Office of Natural Resources

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Farmer Bros. Co.

Registration Statement on Form S-3

Filed November 3, 2017

File No. 333-221346

Dear Mr. Schwall:

In connection with the letter dated December 5, 2017 pursuant to which Farmer Bros. Co. (the “Company”) responded to the comments of the staff of the Office of Natural Resources of the Securities and Exchange Commission (the “Commission”), received electronically on November 21, 2017, the Company hereby acknowledges that (a) the Company is responsible for the adequacy and accuracy of the disclosure in the filings it makes with the Commission, (b) staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings, and (c) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, FARMER BROS. CO.

By: /s/ Thomas J. Mattei
Name:	Thomas J. Mattei
Title:	General Counsel & Assistant Secretary